

August 26, 2010

Mr. Ofer Bloch, Chief Executive Officer
Hadera Paper Ltd.
1 Meizer St. Industrial Zone
P.O. Box 142
Hadera 38101, Israel

> **Re: Hadera Paper Ltd.**
> **December 31, 2009 Form 20-F**
> **Filed June 16, 2010**
> **File No. 1-04212**

Dear Mr. Bloch:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements, page F-9

Note 19 – Segment Information, page F-91

1.   We note that you identified five operating and reportable segments under IFRS 8. Please tell us in which segment(s) you have included the business activities of your wholly owned subsidiaries Hadera Paper Development & Infrastructures Ltd., and Amnir Recycling Industries Ltd. Also describe to us the factors you considered to arrive at your conclusion that neither of these two subsidiaries represents an operating or reportable segment under IFRS 8.

2.   Please provide to us the entity-wide information about products and services, geographical areas, and major customers for the fiscal years 2007-2009 required by paragraphs 32-34 of IFRS 8 or, alternatively, tell us where this information has been disclosed in your Form 20-F or why it is not applicable. Also confirm to us that you will provide this information in future filings, to the extent applicable.

3.   We note that certain of your business segment sales – net for the fiscal years 2007-2009, as disclosed in Note 19, do not agree with the sales amounts disclosed in Item 5 on page 39 and pages 43-44. Please tell us why these amounts do not agree, and confirm to us that you will provide consistent sales disclosure or reconcile any differences between these sales disclosures in future filings. Also provide us with your proposed disclosures to be included in future filings based on fiscal years 2007-2009 sales.

4.   We note the significant adjustments to consolidation in your fiscal years 2007-2009 reportable segment reconciliations. Please separately identify and describe to us each material reconciling item included in these adjustments, including any material amounts remaining after adjusting to remove the Hogla Kimberly and Mondi Hadera Paper amounts that are not included in your consolidated financial statements. Also confirm to us that you will disclose such information in future filings pursuant to paragraph 28 of IFRS 8.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant